U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

FORM 3

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person

    Westgate International, L.P.
    c/o Midland Bank Trust Corporation (Cayman) Limited
    P.O. Box 1109, Mary Street
    Grand Cayman, Cayman Islands, BWI

2.  Date of Event Requiring Statement (Month/Day/Year)

    2/2/99

3.  IRS or Social Security Number of Reporting Person (Voluntary)

4.  Issuer Name and Ticker or Trading Symbol

    Bradlees, Inc. (BRAD)

5.  Relationship of Reporting Person to Issuer (Check all applicable)

    [ ] Director
    [ ] Officer (give title below)
    [ ] Chairman
    [x] 10% Owner
    [ ] Other (specify below)

6.  If Amendment, Date of Original (Month/Day/Year)

7.  Individual or Joint/Group Filing (Check applicable line)

    [x] Form filed by one Reporting Person
    [ ] Form filed by more than one Reporting Person


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Table I  Non-Derivative Securities Beneficially Owned


1.  Title of Security (Instr. 4)

    (a)  Common Stock

    (b)  9% Convertible Notes

2.  Amount of Securities Beneficially Owned (Instr. 4)

    (a)  990,046

    (b)  $3,550,000 principal amount

3.  Ownership Form: Direct (D) or Indirect (I) (Instr. 5)

    (a)  D

    (b)  D

4.  Nature of Indirect Beneficial Ownership (Instr. 4)

       Not applicable.


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


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Table II  -Derivative Securities Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)


1.  Title of Derivative Security (Instr. 4)

    Warrant

2.  Date Exercisable and Expiration Date (Month/Day/Year)

    Date Exercisable: Immediately

    Expiration Date:2/2/04

3.  Title and Amount of Securities Underlying Derivative Security
(Instr. 4)

    Title: Common Stock

    Amount or Number of Shares: 42,667

4.  Conversion or Exercise Price of Derivative Security

    $7.00

5.  Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
    (Instr. 5)

    D

6.  Nature of Indirect Beneficial Ownership (Instr. 5)

    Not applicable.

Explanation of Responses:


** Intentional misstatement or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

       WESTGATE INTERNATIONAL, L.P.

       By: Martley International, Inc., Attorney-in-fact


       By: /s/  Paul E. Singer              February 2, 1999
          Paul E. Singer, President

          **Signature of Reporting Person           Date


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